Relating to Preliminary Prospectus Supplement

dated March 5, 2026 to Prospectus dated May 6, 2024

Filed Pursuant to Rule 433

Registration No. 333-279146

March 5, 2026

Hasbro, Inc.

Pricing Term Sheet

$400,000,000 4.650% Notes due 2031

Issuer:	Hasbro, Inc.

Expected Ratings (Moody’s/S&P)*:	Baa2/BBB

Trade Date:	March 5, 2026

Settlement Date:	March 12, 2026 (T+5)

Title:	4.650% Notes due 2031

Principal Amount:	$400,000,000

Maturity Date:	March 12, 2031

Coupon (Interest Rate):	4.650%

Interest Payment Dates:	Semi-annually on March 12 and September 12, commencing on September 12, 2026

Spread to Benchmark Treasury:	+ 95 basis points

Yield to Maturity:	4.684%

Benchmark Treasury:	UST 3.500% due February 28, 2031

Benchmark Treasury Price / Yield:	98-30 1⁄4 / 3.734%

Make-Whole Call:	T + 15 basis points (prior to February 12, 2031)

Par Call:	On or after February 12, 2031

Price to Public:	99.850%

CUSIP / ISIN:	418056 BB2 / US418056BB29

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Citigroup Global Markets Inc. Scotia Capital (USA) Inc.

Senior Co-Managers:	BBVA Securities Inc. Citizens JMP Securities, LLC

Co-Managers:	ANZ Securities, Inc. Barclays Capital Inc. Huntington Securities, Inc. SG Americas Securities, LLC Morgan Stanley & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that the delivery of the notes will be made against payment therefor on or about March 12, 2026, which is the fifth scheduled business day following the date of this term sheet (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) (File No. 333-279146) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, calling J.P. Morgan Securities LLC collect at (212) 834-4533, calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or calling Scotia Capital (USA) Inc. at (800) 372-3930.

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